Jason M. Tyra CPA PLLC

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as amended, of our independent auditors' report dated June 5, 2018 relating to the balance sheet of MinMax Spaces as of March 22, 2018, and the related statement of operations, changes in members' equity, and cash flows for the period from January 4, 2018 (Formation) through March 22, 2018, and the related notes to the financial statements, which includes an explanatory paragraph regarding substantial doubt about its ability to continue as a going concern. We also consent to the reference to our Firm under the heading "Experts" in such Offering Circular.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 3, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com